<u>Mail Stop 4561</u>

October 16, 2008

Mr. Arthur Viola
President and Chief Executive Officer
INFE-Human Resources, Inc.
67 Wall Street, 22<sup>nd</sup> Floor
New York, NY 10005

       **Re:**    **INFE-Human Resources, Inc.**
              **Schedule 14C**
              **Filed September 17, 2008, as amended on October 7, 2008 and**
              **October 15, 2008**
              **File No. 000-50374**

Dear Mr. Viola:

       We have completed our review of your information statement on Schedule 14C and have no further comments at this time.

                         Sincerely,

                         Jennifer Gowetski
                         Senior Counsel

cc:    Laura Anthony, Esq.
       Legal & Compliance, LLC
       *Via facsimile (561) 514-0832*